Avatar Holdings Inc.
201 Alhambra Circle
Coral Gables, Florida 33134

September 14, 2010
BY EDGAR correspondence
Ms. Pam Long
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Avatar Holdings Inc.
Response to Staff Comments on:
Form 10-K for the fiscal year ended December 31, 2009
Filed March 16, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 29, 2010
File No. 1-7395
Dear Ms. Long:
     On behalf of Avatar Holdings Inc. (“Avatar” or “Company”), this letter responds to your letter dated August 31, 2010, relating to comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) on the above-referenced filing of Avatar. The responses to the Staff’s comments are numbered to relate to the corresponding comments in your letter.
Form 10-K for the fiscal year ended December 31, 2009
Management’s Report on Internal Control over Financial Reporting, page 55
1.	We note your description of the definition of internal control over financial reporting. The description appears to be based on the definition of internal control over financial reporting set forth in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As described, however, the description does not fully conform to the definition set forth in those rules. Please confirm, if true, that your management’s conclusion regarding effectiveness is based on the full definition of internal control over financial reporting set forth in the applicable rules and revise your disclosure accordingly in future filings. Alternatively, you may simply state, if true, that your management concluded on the applicable dates that your internal control over financial reporting was effective.

Ms. Pam Long
September 14, 2010

Response:
In response to the Staff’s comment, we confirm that our management’s conclusion regarding effectiveness is based on the full definition of internal control over financial reporting set forth in Rules 13a15(f) and 15d-15(f) under the Exchange Act. Future filings will be revised to reflect this disclosure.
Item 9A. Controls and Procedures, page 93
2.	We note your disclosure that “except for the described systems implementation, there were no changes in [y]our international control over financial reporting...that have affected, or are reasonably likely to affect, materially, [y]our internal control over financial reporting.” In future filings, please affirmatively state, if true, that there were changes in your internal control over financial reporting that occurred during the periods that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.
Response:
In response to the Staff’s comment, future filings will affirmatively state, if true, that there were changes in our internal control over financial reporting that occurred during the periods that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Definitive Proxy Statement on Schedule 14A
3.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
Response:
In response to the Staff’s comment, we concluded the risks associated with our compensation practices and policies are not likely to have a material adverse effect on the Company due to several factors, including:

Ms. Pam Long
September 14, 2010

For Named Executive Officers (NEOs) and other senior executives, our compensation practices have generally consisted of: (1) cash compensation, (2) stock-based compensation, and (3) earnings participation awards. Our cash compensation consists substantially of base salary and contractual annual bonuses. Bonuses are discretionary based on the evaluation of the independent directors and are not tied to the operating results or the performance of the Company’s stock price. Stock-based compensation, consisting of performance-conditioned stock awards and/or options, is generally subject to vesting periods or the realization of long-term stock price appreciation and continuing service periods; and, consequently, do not provide incentive for realization of short-term profits and/or stock price appreciation. The limited grants of earnings participation awards are long-term, are based on cumulative earnings and contain clawback provisions. Compensation for NEOs is determined solely at the discretion of the Compensation Committee, all members of which are independent directors. Compensation for other senior executives is recommended by executive management but is determined solely at the discretion of the Compensation Committee.
For most employees other than NEOs and senior executives, compensation consists primarily of cash compensation which includes base salary and a possible discretionary cash bonus. Additionally, compensation for various management employees other than NEOs and senior executives has included an annual stock-based award based solely on continuing service, generally for a term of three years following grant. Such discretionary bonuses and/or stock-based awards are recommended by management but are determined solely at the discretion of the Compensation Committee.
4.	In future filings, please provide the information required by item 407(h) of Regulation S-K. Please supplementally show us what this disclosure will look like.
Response:
In response to the Staff’s comment, Avatar maintains the long-standing practice of separation of the position of Chairman of the Board from that of Chief Executive Officer. For more than two decades, the position of Chairman of the Board has been, and continues to be, held by an independent director who is or represents a holder of more than 10% of the Company’s outstanding Common Stock. The individual who serves as Chief Executive Officer, by long-standing practice, also serves as a member of the Board. The Chairman of the Board presides over meetings of the Board and stockholders; and, from time to time, exercises an active role in general corporate matters. The Chief Executive Officer, subject to the overall direction of the Board, supervises the direction and control of the Company’s business.
The preceding paragraph is a draft of our future disclosure; please note, however, that our actual disclosures in future filings may differ substantially from the preceding paragraph as they will depend on the facts and circumstances present at that time.

Ms. Pam Long
September 14, 2010

Executive Compensation, page 13
Compensation Discussion and Analysis, page 13
Performance-based Cash and Equity Awards, page 15
5.	We note your cross-reference to the section entitled “Employment and Other Agreements” for a description of your named executive officers’ annual incentive compensation, among other things. In future filings, please ensure that the information in your compensation discussion and analysis section contains a discussion of all of the material factors underlying compensation policies and decisions reflected in the data presented in the tables.
Response:
In response to the Staff’s comment, the employment and other agreements described under Compensation Discussion and Analysis on pages 13 and 15 which were approved and entered into several years ago, i.e. 2005, did not require discussion and consideration during fiscal year 2009 and were, therefore, not discussed as to factors underlying compensation policies and decisions reflected in the data presented in the tables. We did, however, wish to describe ongoing compensation arrangements without duplicating the substantial descriptions appearing on subsequent pages of the Proxy Statement and for that reason utilized cross-reference to such sections. Compensation arrangements discussed during 2009 were discussed in the CD&A; and any compensation arrangements discussed during 2010 will be discussed in the CD&A of the Proxy Statement for the 2011 Annual Meeting.
Equity Compensation Plan, page 20
6.	In future filings, please provide the information required by Instruction 6 to Item 201(d) of Regulation S-K with respect to all of the securities remaining available for future issuance under your compensation plans. In this regard, it appears that there are securities remaining available for future issuance beyond those accounted for in your footnotes to the table.
Response:
In response to the Staff’s comment, the heading for column (a) references “options, warrants and rights” and our footnote thereto was intended to reflect that the number shown therein also includes stock units and restricted stock units. The total number shown, 166,175, consists of all outstanding awards as of December 31, 2009, including 110,000 options, 44,280 restricted stock units and 11,895 stock units. In future filings we will include the number of outstanding options so that the footnote will reflect the total number shown in column (a).

Ms. Pam Long
September 14, 2010

Potential Payments Upon Termination or Change-in-Control, page 25
7.	Please include a “total” column in each of your severance compensation tables.
Response:
In response to the Staff’s comment, we trust you are referring to the tables shown on pages 34 and 35, and in future filings we will add a total column to such tables.
Avatar hereby acknowledges that:
•	Avatar is responsible for the adequacy and accuracy of the disclosures in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Avatar may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or would like additional information, please contact the undersigned at (305) 442-7000.

Very truly yours, AVATAR HOLDINGS INC.
By:	/s/ Randy L. Kotler
Randy L. Kotler
Executive Vice President, Chief Financial Officer and Treasurer